INVEST IN **EKCHAT, INC.**

The future of social networking, messaging and money


E
THE FUTURE OF SOCIAL NETWORKING, MESSAGING AND MONEY

LEAD INVESTOR



Sanda Karazhanova

I invested in EKCHAT because of the great product that they have built. I'm a daily user of E and all my social networking is done on E now. I love the product focus on E and I've made new friends all over the word. My friends and family are also using E and think EKCHAT will achieve high adoption rates given their in app virality and network effects. Ali and his team come with great domain expertise and previous operating experience and have built a great business model for E. I am happily recommending downloading the app and seeing the magic of what the company has built.

Invested $25,000 this round & $100,000 previously

ek.chat New York NY

Software | Technology | Main Street | App | Mobile

Highlights

1. 💫Available in 190 countries on Apple AppStore and Google PlayStore
2. 💰Global Addressable Market : 6.5B Mobile Users, $12T Digital Economy, $27T Financial Services
3. 🤝We work with Google, Apple, Visa, MasterCard, Stripe, Mercury Bank, & more
4. 💪Founding team has founded and invested in global & regional businesses
5. 🚀Downloaded in 105 countries. Strong unit economics and built in network effects.

5. 🚀Downloaded in 105 countries. Strong unit economics and built in network effects.

Our Team



Ali Salamat CEO

An experienced technology executive, Ali served in product, design, advertising, media, sales, finance, legal and executive leadership roles prior to launching his own technology companies. Chairman at BillPay.



Pankaj Kumar CTO Android



Pankaj leads the Android team at EkChat.



Vinay Bansal CTO iOS

Pankaj leads the iOS team at EkChat.



Amanda Lim Product Designer

Amanda leads the product design team at E.



Fiona Edwards Community Manager

Fiona is responsible for community development initiatives at E.

E = Social + Chat + Money • All in one app 💫


E
INVESTOR PRESENTATION
Seed, June 2022
EKCHAT, INC.



The Problem

and how we applied **first principles** to solve it. And how we created a **new product category**.

The World Today - Without E

What if Apple built the social internet?

So what did we do?

What users desire?

Our Answer

E - Social - Chat - Money

Welcome to the world with E


Solution
The future of social, messaging and money


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EkChat
Wallet

Social + Chat + Money

Social

Everything you would expect in a social network.

Feed, Posts, Photos, Videos, Stories, Thoughts, People, Celebrities, Brands, Journal, Trending, Stickers & more!

We comply with SOC 2, HIPAA/HITECH, ISO 27001 and EU-US Privacy Shield Standards and we are GDPR Compliant.

Every feature that existing social media products offer is built into E. And more!

100% Real Users. Zero Fake Accounts.

ekchat


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Chat

A messaging platform built on your existing contact list.

Chat, Voice Calls, Video Calls, Group Chat, Media Transfer, Stickers & more!

Our Chat is SOC 2, ISO 27001, HIPAA/HITECH and EU-US Privacy Shield certified.

Fast and elegant solution.

Superior user experience.

Safe, Secure and Fast Messaging.

ekchat


EkChat

Money

We have built a universal payments system - EkPay.

Mastercard and Visa Debit Cards, Wallet, Payments, Business or Personal Accounts, Send or Receive Money, BillPay & more!

EkPay works independently of E as well. EkPay can be downloaded and used as a separate app.

EkPay enables global financial services for banked and unbanked users.

Helping the world transition to a digital and cashless economy.

ekchat


Wallet
$172.85
GET STARTED

Ali Salamat

Leadership

Our founding team has founded and invested in global and regional businesses and brands.



Ali Salamat
CEO EkChat, Founder BillPay



Pankaj Kumar
CTO Android



Vinay Bansal
CTO iOS



Naveen Arya
Director EkChat, Founder AllOut, Interflora India, Roadzen, Diamond2



Dilip Chugani
Director EkChat, Founder KNS Group of Companies, Indonesia

Progress

We have developed and launched our MVP in beta on AppStore and PlayStore.

Available in 190 countries.

Android
Launched on Google PlayStore

iOS
Launched on Apple AppStore

Web
Web version in development

App Distribution, Vendors, Partners

We work with some of the worlds best companies and government agencies to deliver our unique product and in app services.

Platform	Payments	Banks
Google	Visa	Silicon Valley Bank
Apple	Mastercard	Standard Chartered
IBM	American Express	Emirates NBD
Twilio	Google	DBS
Stripe	Apple	UOB
Unique Identification Authority of India	Stripe	OCBC
Government of Dubai	BillPay	Federal Bank
Dubai Financial Services Authority	Razorpay	IndusInd
Singapore GovTech	Verified	Kotak Mahindra
	Mercury Bank	Bank of India
Infrastructure, Big Data, Authentication, Regulatory and Government, Distribution	Card Issuing, KYC, Payment Processing and In-App Payment	BIN Sponsors, Custodians, User Direct Deposits and Banking

Total Addressable Market Users - 2022

6.5 BILLION

Global smartphone subscriptions.

Total Addressable Market $ - 2021 Global Digital Economy

12 TRILLION

Global digital economy inclusive of ecommerce and all other digital services.
Global digital economy was increasing at 15% annually pre-pandemic.
Growth is forecasted to be exponential due to pandemic impact and the global transition to online services.

Oxford Economics

E

Total Addressable Market $ - 2021 Global Financial Services

25 TRILLION

Global non cash financial services transactions. Banks capture the most value in this category.
Adoption of proxy financial service providers, fintech companies and service providers are proven models of captured value transfer from banks and the creation of new value added financial services layers to users.

Organisation for Economic Co-operation and Development (OECD) / IDC / Oxford Economics / Accenture Strategy

E

Business Model

and how we capture value from the Total Addressable Market.

6.5 BILLION USERS
12 TRILLION $ DIGITAL ECONOMY
25 TRILLION $ FINANCIAL SERVICES

E becomes a platform that enables services to users in all 3 categories.

We connect users, we enable commerce and we provide financial services.

We capture value in each category.

E = Social + Chat + Money


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E

Product Strategy & Key Business Metrics

2022 - 2027 Projections*

Stage	Milestones	Timeline	Downloads	Users	Revenue	Funding	Cumulative	Value Created
Markets	E Global Brand The Social Money Company	2027	1B+	1B	$5B	$3B	$5B	$20B
IPO	Global Expansion IPO	2026 Q3	1B+	500M	$2B	$1B	$2B	$5B
Series E	Global Expansion Launch Music & TV	2025 Q3	1B	300M	$1B	$500M	$1B	$2B
Series D	Global Expansion Launch Content	2024 Q3	500M	200M	$500M	$300M	$500M	$1B
Series C	Global Expansion Launch Business Services	2024 Q2	200M	100M	$200M	$100M	$200M	$500M
Series B	Global Market Validation Launch Payments & Advertising	2023 Q3	100M	50M	$100M	$70M	$100M	$300M
Series A	Global Growth Initial Growth	2023 Q2	50M	10M	$1M	$20M	$30M	$100M
Pre Series A	Global Product Validation Product Launch	2022 Q4	10M	1M	$100K	$5M	$10M	$50M
Seed	Initial Product Validation Beta Launch	2022 Q3	1000	100	$100	$5M	$5M	$20M
Ideation	Product Ideation	2022	10	10	–	–	–	$5M

*Forward-looking projections can't be guaranteed.

Wefunder

We are raising $250,000 on a $20M Valuation Cap

Instrument • SAFE

Terms

$250,000 Total Offering

$20M SAFE Valuation Cap

20% early bird valuation cap discount for first $100,000

Use of Funds

Product Development
Product Launch
Users & Celebrity Onboarding
Community Development
Operating Expenses

Product Launch

We have built a **global product** from day one.

We will launch product features in stages with geographical emphasis in the following order.

NORTH AMERICA
EUROPE
INDIA
SOUTH ASIA
SOUTH AMERICA
AFRICA
MIDDLE EAST
SOUTH EAST ASIA
OCEANIA
REST OF WORLD


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Key Investment Highlights

We have created a unique product with an optimal business model.

E is available in 190 countries.

Downloaded in 105* countries.

New Product Category

Social networking, messaging and money. All in on app called E.

Massive Global Market

Massive Total Addressable Market for our product offering.

Superior Product

Sleek, fun, easy to use. Security and Privacy built in. High Product Value.

Potential Market Leader

Our vision is to be the market leader in this new product category.

Strong Unit Economics

Low CAC. Low cost user data storage. High LTV. Organic growth.

Built in Network Effect

User generated onboarding flywheel. High retention. First to market.

Significant Future Upside

Strategic moat. Ability to be the global default platform for core product. E.

Letter from CEO

June 1 2022

EKCHAT SEED OFFERING

Thank you for reading our Investor Presentation.

Today

We have achieved the first stage of our business plan by launching our MVP in beta. Despite various setbacks, challenges and the ongoing global pandemic we have built a great product and launched our MVP — in 12 months. I am thankful to the team for delivering a world class product — an elegant solution that will change the way we use smartphones.

Plan

Our business plan is laid out in a simple format — sans unattainable forecasts and fluff. It is a blueprint for our company and it envisions our initial 5 year business strategy.

One key takeaway from 2020 is that a single event can trigger a global change in human behaviour. Those that are prepared to change, adapt and persevere — will win.

Future

Growth

The global pandemic — notwithstanding the health and economic challenges — gives us an opportune time to launch our service.

The transition to, demand for — and reliance on — social, messaging and payments services is enormous and will continue to increase exponentially in the coming months and years.

People, Product and Market

At EkChat Inc, product drives innovation. We have assembled the perfect team to create a market defining product. We have built the capability to scale up our service fast. The beta version of E has been downloaded organically in 105 countries*. This validates the massive global growth potential of E and the initial product market fit.

As we embark on the next steps in our business plan, we seek investors whose investment thesis align with our company vision — partners who will be part of our success.

When we succeed — we would have built the worlds' best social, messaging and payments company.

Those who see merit in our vision and business model, will join us. We are building a winner!


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The future for EkChat Inc is bright and we are excited about the potential impact of our product on our users globally.
The global macro outlook favours our product rollout. One that is not devoid of challenges and obstacles. Though we are optimistic about our future, we are equally cautious and frugal — launching product features in stages.
Our business growth can be forecast as exponential. We will have to work smart to attain it. Our focus is on winning!
I look forward to welcoming you on it.
Sincerely
Ali Salamat
CEO
ek.chat
E


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The future of social networking, messaging and money
Through chances various, through all vicissitudes, we make our way.
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Downloads

EkChat Investor Presentation.pdf